SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

                            Enterasys Networks, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    293637104
                                 (CUSIP Number)

                            Stephen M. Schultz, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 August 4, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  5,185,720

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  5,185,720

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,185,720

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.37%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  7,778,580

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  7,778,580

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  7,778,580

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.56%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  7,778,580

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  7,778,580

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  7,778,580

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.56%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.     Security and Issuer.

     This statement relates to the common stock, $0.01 par value (the "Common Stock"), of Enterasys Networks, Inc. (the "Issuer"). The Issuer's principal executive office is located at 50 Minuteman Road, Andover, Massachusetts 01810.

ITEM 2.     Identity and Background.

     (a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons"). Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC ("Special GP"), are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International. EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

     ELLIOTT

     The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Elliott is to purchase, sell, trade and invest in securities.

     SINGER

     Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     Singer's principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

     CAPITAL ADVISORS

     The business address of Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Capital Advisors is the furnishing of investment advisory services. Capital Advisors also serves as a managing member of Special GP.

     The  names,  business  addresses,   and  present  principal  occupation  or
employment of the general partners of Capital Advisors are as follows:

     NAME                       ADDRESS                    OCCUPATION
Paul E. Singer           712 Fifth Avenue              General partner of
                         36th Floor                    Elliott and Capital
                         New York, New York 10019      Advisors; President of
                                                       EICA; and a managing
                                                       member of Special GP

   Braxton               712 Fifth Avenue              The principal business of
Associates, Inc.         36th Floor                    Braxton Associates, Inc.
                         New York, New York 10019      is serving as general
                                                       partner of Capital
                                                       Advisors

Elliott Asset            712 Fifth Avenue              General Partner of
Management LLC           36th Floor                    Capital Advisors
                         New York, New York  10019

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

     NAME                       ADDRESS                    OCCUPATION
Paul E. Singer           712 Fifth Avenue              General partner of
                         36th Floor                    Elliott and Capital
                         New York, New York 10019      Advisors and President of
                                                       EICA

     ELLIOTT SPECIAL GP, LLC

     The business address of Special GP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Special GP is serving as a general partner of Elliott.

     The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

     NAME                       ADDRESS                    OCCUPATION
Paul E. Singer           712 Fifth Avenue              General partner of
                         36th Floor                    Elliott and Capital
                         New York, New York 10019      Advisors; President of
                                                       EICA; and a managing
                                                       member of Special GP

   Braxton               712 Fifth Avenue              The principal business of
Associates, Inc.         36th Floor                    Braxton Associates, Inc.
                         New York, New York 10019      is serving as general
                                                       partner of Capital
                                                       Advisors

Elliott Asset            712 Fifth Avenue              General Partner of
Management LLC           36th Floor                    Capital Advisors
                         New York, New York  10019


     ELLIOTT INTERNATIONAL

     The business address of Elliott International is c/o c/o Bank of Bermuda (Cayman) Limited, Strathvale House, 2nd Floor, North Church Street, George Town, Grand Cayman, Cayman Islands.

     The principal business of Elliott International is to purchase, sell, trade and invest in securities.

     The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

     NAME                       ADDRESS                    OCCUPATION
Hambledon, Inc.          c/o Bank of Bermuda           General partner of
                         (Cayman) Limited              Elliott International
                         Strathvale House,
                         2nd Floor
                         North Church Street
                         Grand Cayman
                         Cayman Islands

     HAMBLEDON

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

     NAME                       ADDRESS                    OCCUPATION
Paul E. Singer           712 Fifth Avenue              General partner of
                         36th Floor                    Elliott and Capital
                         New York, New York 10019      Advisors; President of
                                                       EICA; and a managing
                                                       member of Special GP


     EICA

     The business address of EICA is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of EICA is to act as investment manager for Elliott International.

     The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

     NAME                       ADDRESS                    OCCUPATION
Paul E. Singer           712 Fifth Avenue              General partner of
                         36th Floor                    Elliott and Capital
                         New York, New York 10019      Advisors; President of
                                                       EICA; and a managing
                                                       member of Special GP

     (d) and (e) During the last five years, none of the persons or entities listed above or, to the knowledge of such persons or entities, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Singer is a citizen of the United States of America.

ITEM 3.     Source and Amount of Funds or Other Consideration.

Elliott Working Capital                     $4,792,262


Elliott International Working Capital       $7,188,392


ITEM 4.     Purpose of Transaction.

     Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its purchasing, selling and trading in securities. EICA has acted as investment manager to Elliott International in connection with Elliott International's acquisition of beneficial ownership of Common Stock.

     Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

     Elliott and Elliott International are concerned that the Issuer is not maximizing shareholder value. As a result, they may have discussions with the Issuer's management, Board of Directors and financial advisors, as well as other third parties, regarding certain significant corporate actions, including the merger or sale of the Issuer.

     Elliott and Elliott International reserve the right to formulate other plans or proposals regarding the Issuer or any of its securities.

ITEM 5.     Interest in Securities of the Issuer.

     (a)  Elliott   beneficially   owns   5,185,720   shares  of  Common  Stock,
constituting 2.37% of all of the outstanding shares of Common Stock.

     Elliott International and EICA beneficially own an aggregate of 7,778,580 shares of Common Stock, constituting 3.56% of all of the outstanding shares of Common Stock.

     Collectively, Elliott, Elliott International and EICA beneficially own 12,964,300 shares of Common Stock constituting 5.93% of all of the outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                          Approx. Price per
                         Amount of Shs.   Share (excl. of
Date           Security  Bought (Sold)    commissions)

6/13/2005      Common     32,120          $       0.95
6/14/2005      Common     10,000          $       0.95
6/15/2005      Common     60,000          $       0.94
6/16/2005      Common     30,000          $       0.95
6/17/2005      Common     60,000          $       0.95
6/20/2005      Common     41,000          $       0.94
6/21/2005      Common     20,000          $       0.93
6/22/2005      Common    160,200          $       0.95
6/23/2005      Common     61,160          $       0.94
6/24/2005      Common    344,920          $       0.92
6/24/2005      Common     90,000          $       0.92
6/27/2005      Common    102,800          $       0.93
6/28/2005      Common    140,000          $       0.90
6/29/2005      Common     72,080          $       0.89
6/30/2005      Common     50,200          $       0.90
7/11/2005      Common     30,000          $       0.89
7/12/2005      Common     56,000          $       0.91
7/13/2005      Common     10,000          $       0.90
7/15/2005      Common        600          $       1.05
7/28/2005      Common     10,000          $       1.09
7/29/2005      Common     60,000          $       1.09
8/01/2005      Common     79,400          $       1.09
8/02/2005      Common     20,000          $       1.10
8/03/2005      Common     94,000          $       1.09
8/04/2005      Common    171,640          $       1.09
8/04/2005      Common     30,000          $       1.09
8/05/2005      Common     93,880          $       1.06
8/08/2005      Common     70,960          $       1.06
8/09/2005      Common     73,520          $       1.06
8/10/2005      Common     67,000          $       1.06
8/11/2005      Common    318,720          $       1.05

     The following transactions were effected by Elliott International during the past sixty (60) days:

                                          Approx. Price per
                         Amount of Shs.   Share (excl. of
Date           Security  Bought (Sold)    commissions)

6/13/2005      Common     48,180          $       0.95
6/14/2005      Common     15,000          $       0.95
6/15/2005      Common     90,000          $       0.94
6/16/2005      Common     45,000          $       0.95
6/17/2005      Common     90,000          $       0.95
6/20/2005      Common     61,500          $       0.94
6/21/2005      Common     30,000          $       0.93
6/22/2005      Common    240,300          $       0.95
6/23/2005      Common     91,740          $       0.94
6/24/2005      Common    517,380          $       0.92
6/24/2005      Common    135,000          $       0.92
6/27/2005      Common    154,200          $       0.93
6/28/2005      Common    210,000          $       0.90
6/29/2005      Common    108,120          $       0.89
6/30/2005      Common     75,300          $       0.90
7/11/2005      Common     45,000          $       0.89
7/12/2005      Common     84,000          $       0.91
7/13/2005      Common     15,000          $       0.90
7/15/2005      Common        900          $       1.05
7/28/2005      Common     15,000          $       1.09
7/29/2005      Common     90,000          $       1.09
8/01/2005      Common    119,100          $       1.09
8/02/2005      Common     30,000          $       1.10
8/03/2005      Common    141,000          $       1.09
8/04/2005      Common    257,460          $       1.09
8/04/2005      Common     45,000          $       1.09
8/05/2005      Common    140,820          $       1.06
8/08/2005      Common    106,440          $       1.06
8/09/2005      Common    110,280          $       1.06
8/10/2005      Common    100,500          $       1.06
8/11/2005      Common    478,080          $       1.05

     All of the above transactions were effected on the New York Stock Exchange.

     No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

     (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Elliott and Elliott International have entered into an agreement with Transend Advisors, Inc. ("Transend"), pursuant to which Elliott and Elliott International agreed to pay Transend a percentage of the net profits from their investments in the Issuer.

ITEM 7.     Material to be Filed as Exhibits.

     Exhibit A - Joint Filing Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  August 15, 2005

        ELLIOTT ASSOCIATES, L.P.
        By: Elliott Capital Advisors, L.P., as General Partner
                By: Braxton Associates, Inc., as General Partner


                    By: /s/ Elliot Greenberg
                        --------------------
                            Elliot Greenberg
                            Vice President


        ELLIOTT INTERNATIONAL, L.P.
        By: Elliott International Capital Advisors Inc.,
               as Attorney-in-Fact


                    By: /s/ Elliot Greenberg
                        --------------------
                            Elliot Greenberg
                            Vice President


        ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


        By: /s/ Elliot Greenberg
            --------------------
                Elliot Greenberg
                Vice President

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Enterasys Networks, Inc. dated August 15, 2005 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  August 15, 2005

        ELLIOTT ASSOCIATES, L.P.
        By: Elliott Capital Advisors, L.P., as General Partner
                By: Braxton Associates, Inc., as General Partner


                    By: /s/ Elliot Greenberg
                        --------------------
                            Elliot Greenberg
                            Vice President


        ELLIOTT INTERNATIONAL, L.P.
        By: Elliott International Capital Advisors Inc.,
               as Attorney-in-Fact


                    By: /s/ Elliot Greenberg
                        --------------------
                            Elliot Greenberg
                            Vice President


        ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


        By: /s/ Elliot Greenberg
            --------------------
                Elliot Greenberg
                Vice President